Decarbonization Plus Acquisition Corporation III
2744 Sand Hill Road

Menlo Park, CA 94025
(212) 993-0076

March 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:David Lin

Re:Decarbonization Plus Acquisition Corporation III

Form S-1 Registration Statement

File No. 333-253094

Dear Mr. Lin:

Decarbonization Plus Acquisition Corporation III (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-253094), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on Tuesday, March 23, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Decarbonization Plus Acquisition Corporation III

By:/s/ Peter Haskopoulos

Name: Peter Haskopoulos

Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

cc:       Davis Polk & Wardwell LLP

Derek J. Dostal

Vinson & Elkins L.L.P.

E. Ramey Layne

Brenda Lenahan

[Signature Page to Company Acceleration Request]